AEM SPA

RECEIVED

2004 DEC 15 P 3:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/504/2004/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

04054106

December 13, 2004

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed English summary of the Minutes of Aem Shareholders Meeting held on October 25, 2004.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

Encl.

Cod.5968117 - 3.2004

MINUTES OF THE ORDINARY MEETING

AEM S.p.A.

OCTOBER 25, 2004

On the twenty-fifth day of October 2004, at 10:30 a.m., the Ordinary Meeting of AEM S.p.A. was held on first call in Milan, at Palazzo Turati, Via Meravigli no. 9/b.

Mr. Giuliano Zuccoli, in his capacity as Chairman of the Board of Directors, chaired the meeting pursuant to Article 13 of the By-Laws, and declared the session open.

The Chairman announced that, in addition to himself, the following persons were present in their capacity as members of the Board of Directors:

- Mr. Francesco Randazzo - Vice-Chairman, Mr. Gianni Castelli, Mr. Mario Mauri, Mr. Paolo Oberti, Mr. Aldo Scarselli;
- as members of the Board of Statutory Auditors, the following regular auditors were present: Mr. Luigi Carlo Spadacini, Chairman and Mr. Italo Bruno Vergallo;
- the following Members of the Board justified their absence: Mr. Giulio Del Ninno and Mr. Antonio Taormina and the regular auditor Mr. Alfredo Fossati.

Pursuant to Article 13 of the By-Laws, the Chairman proposed to the Shareholders' Meeting to appoint Mr. Piergaetano Marchetti, Notary Public, as secretary.

The Shareholders' Meeting unanimously approved, while the shareholder Basilio Rizzo abstained (no. 100 shares).

The Chairman acknowledged that:

- the ordinary shareholders' meeting was duly convened on first call, to be held on this day and in this place, at 10:30 a.m., in accordance with the applicable laws and by-laws, as per notice published in the Official Gazette of the Republic of Italy - Notice Sheet No. 221 of September 20, 2004, Notice No. S-24391, as well as in the following dailies: *Il Sole 24 Ore* and *Milano Finanza* of September 23, 2004, with the following

Agenda

1. Report to the shareholders about the Company's performance and programmes, pursuant to Article 12, paragraph 2, of the By-Laws.

The Chairman also acknowledged that, with regard to the sole item on the agenda, the accomplishments provided by the laws and regulations then in force had been duly fulfilled. More specifically:

- the half-year report of the AEM Group had been made available at *Consob*[1], at the Company's registered office and at *Borsa Italiana S.p.A.*[2], as well as on the Company's website, starting from September 13, 2004;

- while the report of the Accounting Firm had been made available, by the same procedures, starting from October 8, 2004, and simultaneously transmitted to *Consob*. On the contrary, the Board of Statutory Auditors had not made remarks on the half-year report.

Furthermore, the Chairman notified that all the documentation had been sent to:

- the shareholders present in person or by proxy at the last meeting;
- all shareholders registered in the register of shareholders as owning at least 500,000.- shares;
- all those who had requested it,

as well as delivered to all of the shareholders, or their proxies present at the meeting.

The Chairman stated that:

- no. 51 shareholders representing no. 1,123,781,819.- ordinary shares - equivalent to 62.43% of no. 1,800,047,400.- (one billion eight hundred million forty-seven thousand and four hundred) ordinary shares with a par value of Euro 0.52 each, constituting the share capital of Euro 936,024,648.00- (nine hundred and thirty-six million twenty-four thousand six hundred and forty-eight) - were present in person or by proxy;

- the meeting on first call was validly constituted in compliance with the applicable laws and by-laws.

Therefore, the Chairman notified that, at that date, the non-voting shares of the Company were no. 19,210,521, equivalent to 1.067% of the share capital.

Furthermore, the Chairman notified that:

- the persons in charge had verified the attending shareholders' legitimate right to be present at the meeting, and, in particular, that the proxies submitted by those present had been checked for compliance with the laws and by-laws in force;

- the name list of the participants, whether present in person or by proxy, including all the data required by *Consob*, shall be attached to the minutes as an integral part thereof, together with the list of persons admitted to hear the meeting only and including the reporters attending the meeting from an appropriate room, connected by means of an audio-visual system. Furthermore, in order to cope with the technical and organisational needs of the meeting, some employees and collaborators of the Company would attend the meeting from an appropriate room, exclusively connected by means of a closed circuit TV system;

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[1] *Commissione Nazionale per le Società e la Borsa* = Italian Securities and Exchange Commission.
[2] Italian Stock Exchange.

- in order to facilitate the drawing up of the minutes, the carrying out of the meeting would be recorded pursuant to Article 13 of the By-Laws; audio and videotaping would not be allowed;
- according to the records filed in the register of shareholders and taking into account the updates relating to the meeting of that day, as well as according to the notices received pursuant to Article 120 of Legislative Decree No. 58/98 and other available information, the entities proven to directly or indirectly own a number of shares equivalent to more than 2% of the subscribed and paid-up share capital, are the following ones:

Shareholders	No. of ordinary shares	% of the share capital
MUNICIPALITY OF MILAN	**Total 918,024,174**	**51.000%**
of which		
directly	917,976,774	50.997%
indirectly through METROPOLITANA MILANESE S.P.A.	47,400	0.003%
UBS AG indirectly through ATEL ITALIA HOLDING S.R.L.	**95,798,522**	**5.322%**
ITALENERGIA BIS SPA indirectly through EDISON S.P.A.	**91,807,000**	**5.100%**

The Chairman stated that he was not aware of any shareholders' agreements pursuant to Article 122 of Legislative Decree No. 58/98, having the Company shares as an object, and however disclosed pursuant to Article 9 of the By-Laws.

Therefore, the Chairman:

- requested the shareholders or their proxies present - wishing to take the floor - to sign up in advance by giving their names to the Secretary, Mr. Piergaetano Marchetti. When it would be their turn, they could speak with the appropriate microphone close to the table;
- notified that, upon registration to enter the meeting, each shareholder or proxy was given a card for attendance only, given that, with regard to the sole item on the agenda, no resolution would be passed;
- requested those present in person or by proxy not to absent themselves, whenever possible; however, should they leave the meeting before the end of the meeting, they were kindly requested to return the attendance card to the staff member in charge. Should they return to the meeting hall, they would be given back the card and the relevant recording of the presence.

* * *

The Meeting went on to discuss the sole item on the agenda.

Report to the shareholders about the Company's performance and programmes, pursuant to Article 12, paragraph 2, of the By-Laws.

Once again, the Chairman recalled that this item on the agenda, originating from the by-laws and not from provisions of law, would not request voting from the meeting. However, it is clear that any comments by the shareholders would be acceptable.
Therefore, he proceeded to read the economic summary on pages 8 - 11 of the half-year report at the disposal of those present at the meeting.
Before opening the discussion, the Chairman reported on some management data relating to the third quarter and read the press release already disclosed and to be distributed to those present at the end of the meeting.
After opening the discussion, it was carried out as follows.

Mr. Fragapane gathers from the Chairman's intervention that the Company's performance is positive, that improvements have been seen over the past year, hence, as a minority shareholder, his expectations and hopes are for an increase - a generous one perhaps - in the dividend.

Mr. Graziosi stresses his usual attendance in the shareholders' meetings of AEM, and recalls that, during the last one, he had had the feeling that someone had "crept into his house" and stolen precious belongings of his. About two years ago, in 1998, recalls Mr. Graziosi, AEM had issued "full ownership" shares, meaning shares whose ownership entails possession over part of the company, with the possibility to fully represent these shares in such a way as, supposing he were to hold 10,000 shares, to actually represent that specific amount.

He goes on by stating that when a contract is executed, one of its parties cannot be authorised to unilaterally change the conditions thereof without the other party's consent, nor can the other party be indemnified for the changes made. However, Mr. Graziosi states that the Municipality's current intention is to sell part of its shares, rumours say for cash needs. On the other hand, following the recent amendments to the by-laws, once the Municipality will continue to hold 34% of the shares, it will continue to claim a right of representation equivalent to 66%, while those holding 66% of the shares may claim a right of representation equivalent to 33%: therefore, from the viewpoint of the representation capacity of the shares, each share other than those held by the Municipality will have a value equivalent to 50% with respect to the initial one, with a loss of value that should be remunerated.

Besides, the Municipality is definitely not the only one in need of cash, since this very need also legitimises the equity investments of any minor investor. If the Municipality needs to raise money, without losing the majority of votes in the shareholders' meeting, it should have done so by resorting to purpose-set means, such as the issue of savings shares which grant no right of presence or representation.

Hence, adds Mr. Graziosi, the outcome of the transaction implemented by the Municipality of Milan was that the majority shareholder itself maintained control over 51% of the Company without bearing any expense, and by merely changing the existing contractual conditions.

He recalls that the Board of Statutory Auditors' duty is to assure that all corporate transactions be executed in compliance with the law, and that minority shareholders' interests be safeguarded; hence, he solicits said Board to put on paper its views on the transaction implemented by the Municipality of Milan, stressing that this opinion should be later matched with the rulings adopted in other jurisdictions: in fact, the *TAR*[3] has been invested with the case and has also called for the European Commission to express its relevant opinion. He reaffirms his request to the Board of Statutory Auditors, since this corporate body is paid by all shareholders to assure that the law be complied with.

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[3] *Tribunale Amministrativo Regionale* = Regional Administrative Tribunal.

Mr. Graziosi goes on by focusing on AEM's performance, which he believes, all in all, to be quite positive. A few matters must, however, be dwelt at length on.

Firstly, he recalls that at the beginning of the year, the mayor Albertini, looking back on the projects accomplished during his assignment, had emphasised the fact that he had completed the cabling of Milan, and to have later learned on the Metro newspaper of Wednesday, October 13, 2004, of the possibility of increasing the cadastral income of the city's buildings, an event he considers a "left-handed compliment" by the Municipality to the citizens. "This is a point we are discussing - recalling Mr. Albertini's words -. It's not actually a question of raising rates, rather of adjusting the incomes to values that have changed owing to such interventions made by the Municipality as cabling and refurbishments". He goes on by underscoring that this statement demonstrates, unless otherwise refuted, that the mayor Albertini, *de facto*, has made away with work or credit unjustly earned, since the Municipality holds 51% of AEM only, and, in any case, AEM is a company different from the Municipality itself. This is a point that must be duly highlighted. In regard to the point at issue, he asks whether the Municipality has acquired the ownership of Metroweb or if an offer has been presented in that sense; that not being the case, the foregoing statement proves the mayor has allegedly appropriated projects that are not his, bearing the consequences thereto.

As for AEM's half-year financial statements, Mr. Graziosi acknowledges that they show positive figures, but notes that, to properly assess the results, one must compare the different companies operating on the same market and under the same or similar conditions. He recalls he had examined the Enel offering circular on the recent offering of shares, and had matched Enel and AEM, noticing a substantial difference between the two companies as for size, but, after all, they are companies working in the same lines of business: the production and distribution of electrical energy; the distribution of gas and telecommunications. The comparison showed that AEM had sold 6.5 billion kWh and gained Euro 526,000,000.00, with an average of Euro 0.08 per kWh. On the contrary, Enel sold 79,785,000,000 kWh, with total revenues of Euro 11,685,000,000.00, and therefore with revenues of Euro 0.146 per kWh, that is about twice those of AEM.

In this connection, he recalls several arguments put forward by AEM to justify such a discrepancy, in particular, the deficiency of the open market against the captive market, and broadly speaking, notes, as to the relations with Enel, that AEM seems to have leaned towards Enel in the acquisition of Edipower. In fact, Enel disposed of several extremely obsolete stations which require quite a lot of work, while keeping sales activities: AEM,

therefore, took the burden of producing energy, assuming the relevant risks and selling on the wholesale market with low profitability. Instead, Enel has kept its clients, and manages to cover all its costs and to sell high. Given Enel's energy availability, if appropriate revenues are to be gained, this would imply a direct challenge with Enel.

As to the outcomes of the comparison between the financial statements of Enel and those of AEM, Mr. Graziosi also points out that AEM shows amortizations of 6%, against 12% of Enel. Even if we consider that the amortizations of Enel include 278 million Euro for the UMTS licence, he points out that the amortizations of AEM seem too low, while those of Metroweb are almost non-existent. He recalls that the regulations in force authorise a certain flexibility in the calculation of amortizations, and how AEM actually owns approximately 800 million Euro, an amount that, if distributed, would be exempt from taxes, unlike the profits. Therefore, it is necessary to have the highest amortizations, thus obtaining consequential tax benefits, also considering the Company's payables.

Mr. Graziosi also notes that AEM has recorded the sum of 18 million Euro as sale of heat, though posting, as AEM Calore, a turnover of 59 million Euro, while the fuel purchase item shows the sum of 17 million Euro: he requests details on these figures he believes appear to mismatch.

He then focuses his attention on the stock's quotation and notes that the AEM Milan stock is currently traded at around Euro 1.60, against a quotation of AEM Turin of approximately Euro 1.90. Hence, one can declare that AEM Turin's share has much more "substance" than AEM Milan's: however, the latter distributes a dividend equivalent to 50 thousandths of Euro, against 35 thousandths of Euro of AEM Turin. He recalls how the press had mentioned that AEM Turin's quotation was high thanks to the company's good prospects: hence, this would mean that AEM Milan's prospects are not such as good.

Looking back on the negative affects of the transaction by the Municipality of Milan mentioned at the start of his intervention and borne by minority shareholders, he requests AEM to meet the cash requirements of these shareholders, especially those of the Municipality, and to push for an interim dividend in November, or for the distribution of e.Biscom shares in the portfolio in favour of the shareholders.

Before ending his intervention, Mr. Graziosi takes up again the relations between AEM and Enel, stressing how the latter is fostering an extremely fierce campaign for the distribution of gas in Milan. In fact, Enel is offering its clients a 5% bonus, so if we consider that the cost per cubic metre of gas is made up one third by the cost of material and two thirds by the

excise duty, this means that Enel, in order to enter the market, is cutting its cost down by 15%. He asks what kind of response is AEM planning under such circumstances.

He ends his intervention by dwelling on Metroweb's situation, which promotes investments for 300 million Euro, against receipts of 25-30-40 million Euro, which seem to have reached a deadlock. Metroweb's cables, he adds, must be carried not only to condominiums, but directly to each single family, also challenging, if need be, competition from Telecom itself.

Mr. Zangari declares that never had he attended a shareholders' meeting with no specific agenda ready and never had he been called to deliberate on the basis of a mere half-year report. This means giving unconditional authority to the Board of Directors, who, governed by the Chairman - Managing Director, combines far too many uncontrollable and uncontrolled powers: accordingly, he disagrees with the criteria followed by AEM and by its Board of Directors.

Mr. Buzzi firstly asks who represents the shareholder Municipality of Milan in the shareholders' meeting. After verifying that the Municipality of Milan is represented by one of its employees, he expresses his doubts (requesting his reservations to be entered into the minutes) as to the legitimacy of such an intervention, since the Municipality of Milan is usually represented in a shareholders' meeting by a politician or by a member of the Municipal Committee or of the Town Council. He stresses that today's meeting was convened solely to update attendants on the company's current business trend and to comply with the by-laws, but is devoid of any practical purposes.

He then wishes to thank shareholder Graziosi for his customary clearheaded interventions and his opinions and views that are relevant as always.

He also thanks Chairman Zuccoli for sending him, after the last shareholders' meeting, a report he had commissioned to Istifid on the flaws Mr. Buzzi himself found in the composition of the register of shareholders, requesting that this report be entered into the minutes of today's meeting, it being extremely relevant and consequential to his intervention in the last shareholders' meeting. In fact, the Istifid report corroborates most of what was recorded during the last shareholders' meeting, and points out that many of the observations made at the time, had already been requested to be clarified by Istifid, although clarifications had never been provided. This is an extremely serious issue, declares Mr. Buzzi, since the observations made regard specific cases of violation that involve the fiscal *in primis*, then the civil and even criminal domains. He reports he had sent a registered letter with return of receipt to the Mayor of Milan, after receiving the Istifid report, voicing his doubts and stressing, in his opinion, that this is an "unbearable load" on the disposal of AEM capital

shares. The registered letter, he adds, was sent on September 6 and received on September 16, but remains unanswered so far, since no reply has been given by the Administration to the requests. Such a silence too, he says, is a cause of "grave concern", unless an answer is eventually given.

Referring back to the remarks expressed by Mr. Graziosi on Metroweb, Mr. Buzzi points out that, in his opinion, the conduct by the Administration of Milan has resulted in a "serious abuse of power", since it has made use of financial resources of a company it holds a mere interest in to bear costs which would have produced a substantial benefit to the Administration's budget and in view of the elections too. In his opinion, this is an unfair conduct since, if the intentions of the Administration of the Municipality of Milan were to cable the city, this should have been effected with other resources, not through the investment by Metroweb, a company owned by AEM. He also recalls that during the last shareholders' meeting, he had noted, as today Mr. Graziosi did, that against a total investment of roughly 300 million Euro, the turnover amounts to 25 million Euro, a situation he deems extremely serious since, without AEM's huge support, Metroweb would have already called for bankruptcy: the turnover appears inadequate to cover the costs and particularly insufficient to produce profits which, at this point, in his opinion, are to be considered null. In this connection, Mr. Buzzi wishes to call the attention of the Board of Statutory Auditors of AEM in order for it to examine and provide exhaustive answers on the foregoing situation in its next annual report.

He puts off further observations to the next meeting called to pass the financial statements.

Mr. Trevisan firstly declares that his intervention may be deemed the mouthpiece of a number of institutional investors, although solely representing his own shares in the shareholders' meeting. He also wishes to stress that his intervention carries no political connotation whatsoever, if any reference were to be spotted.

After further stating his intention to dwell exclusively upon the privatisation of AEM yet to be completed, he firstly congratulates the Board of Directors for the results achieved, proving that the Company is well led and properly managed. However, he adds, some critical remarks must be stated on the privatisation.

The first basic point, a common sentiment to every institutional investor, regards the failure to separate the Company's privatisation process from the resort to the so-called "special powers", as shown by the "legal war" appearing on the press. However, in his opinion, a total separation of the aspects relating to the disposal of part of the shares held by the Municipality of Milan from the granting of special powers is viable. Suffice it to say that although the

resolutions issued by the Municipality of Milan to authorise the privatisation process were to be deemed inseparable, they were formulated in two distinct instances: the first regarding privatisation in itself, and therefore the authorisation to sell, the second involving the resort to special powers. From his point of view and from the opinion expressed by other parties he conferred with, there is common ground on the privatisation process, hence on the first resolution.

On the contrary, adds Mr. Trevisan, there are various doubts regarding the resort to the so-called special powers. In this connection, he asks the Board of Administration to specify if it considers the privatisation of the Company feasible, without resorting to the so-called special powers, recommending it to clearly state its opinion on the matter since it represents the whole body of shareholders.

The new Article 17 adopted in AEM's By-Laws, he notes, is considered a restriction to the freedom of the movement of capital and to the freedom of establishment laid down in the European Treaty. This matter has already been examined by the EC institutions. It seems fit, however, to also discuss the matter in the shareholders' meeting, since the time required by the foregoing institutions to resolve upon the matter appears to be inconsistent with the demands and time requirements peculiar to the market. He therefore renews his request to learn whether the Board of Directors of AEM deems the new version of Article 17 of the By-Laws as being consistent with the European Treaty provisions, in particular with the principles on the freedom of movement of capital and the freedom of establishment.

Article 17, stresses Mr. Trevisan, fixes restrictions to the foregoing freedoms, in cases where the possibility to depart from said principles may be granted only under certain specific requirements and in compliance with extremely stringent conditions laid down by the EC. To overcome the clash between the formulation of the abovementioned article and the foregoing freedoms, special reasons must be identified to allow these special powers of derogation to be applied. Under European regulations, these conditions imply, first and foremost, a national pronouncement on said derogations, without their producing any inequitable enforcement. He then asks the Board of Directors whether it deems the special powers of derogation to be or not be inequitable in the light of the principles of the European Treaty, of the Commission and of the Court of Justice.

Secondly, the derogations from the freedom of the movement of capital and the freedom of establishment must be validated by imperative reasons of general interest, as specified in the rulings of the European Court of Justice, which fix the extent to which the principles at issue can be departed from. He therefore asks what are these imperative reasons of general interest

that allegedly legitimise the Municipality of Milan or any Italian Municipality to maintain control over the appointments of the Board of Directors of a company, without having the power to do so under the general provisions of law governing shareholders' relations.

Thirdly, adds Mr. Trevisan, the special powers of derogation from EC freedoms must be fit to guarantee that objectives be accomplished. He therefore asks what is the objective pursued by the Municipality of Milan and the appropriateness of the instruments adopted to accomplish said objective.

Mr. Trevisan finally notes the requirement to comply with the principle of proportionality between the objective and the instruments adopted, referring, in this connection, to the established judgment of the European Court of Justice dated May 23, 2000, declaring as illegitimate the Italian provisions on privatisation and the introduction of the so-called "special powers", introduced in Italy by the Legislative Decree No. 332 of May 31, 1994, subsequently converted into law. Therefore, these special powers have been amended and regulated once again by Law No. 350 of December 24, 2003, whose provisions apply to the companies directly or indirectly owned by the State, in addition to those directly or indirectly owned by public entities, including local and economic entities, operating in the transport and public services sectors; therefore, they apply to the specific case of AEM as well. Said law had been initially established for the possibility to directly appoint directors, while the current law sets the appointment of a director with no voting right. Accordingly, AEM's By-Laws appear to clash, at least theoretically, with said current law. Without prejudice to the considerations made on the basis of the European law (which prevail over the Italian law), Mr. Trevisan notes that the only grounds to validate the legitimacy of the new provision in the By-Laws lie in Article 2449 of the Italian Civil Code, which still provides for the possibility for public entities to directly appoint directors. However, these powers are granted without prejudice to the "special laws", which include the stringent regulations enacted to comply with the indications of the EC law. A different construction of Article 2449 of the Italian Civil Code, which aims to maintain unaltered the power to directly appoint directors, appears to be inconsistent. It would indeed be extremely peculiar for the Italian State to comply with the European Treaty and with the judgment of the Court of Justice on one hand, enacting a law applicable also to local entities that restricts the extent of its special powers, and on the other, to acknowledge the Civil Code provision allowing local entities to restore the regulations declared illegitimate by the Court of Justice, hence inconsistent with the

European Treaty. He also notes that Article 92 of the Italian *Testo Unico della Finanza*[4] sets a general principle of equal treatment of every single shareholder, preventing all forms of "preferential treatment" among shareholders.

Under the foregoing considerations, he asks how can the Board of Directors deem Article 17 of the AEM's By-Laws to be consistent with the provisions of Decree n. 332/94, as amended by Law No. 350/2003, enforcing Article 2449, last paragraph, of the Italian Civil Code.

Approaching the end of his intervention, Mr. Trevisan stresses that the issues he raised are extremely relevant since privatisation is currently an inevitable process, given the will and developments in the European economic scenario. Hence, privatisation *per se* is a process on due course. However, uncertainties lie in the reasons why this process should be deemed inseparable from the maintenance of special powers, given that said powers will surely be censored in the long run by the European Court of Justice. Hence, the time has come, he adds, for the Board of Directors and the majority shareholder to look into the actual validity of said special powers and their consistency with the European Treaty, and ponder the opportunity to annul them, thus saving the privatisation process from any form of official reprimand.

Finally, Mr. Trevisan points out that, in the frame of the privatisation process itself, the Municipality of Milan will still hold a 33.4% interest. With such a minority share packet, he considers the chances of a "predator" attempting to take over the Company hardly credible, it being understood that even with special powers, any party who manages to gain a 16/17% interest would be able to counter certain extraordinary decisions. In this view too, the maintenance of special powers would appear to be an end in itself, since, if third party action were to be feared, then it would be preferable to hold 51%.

He finally invites the Board of Statutory Auditors to ponder on the issues raised and consider the opportunity for a more in-depth study.

For forthcoming meetings, Mr. Camerini recommends proper supports where shareholders can examine the necessary documents and papers during their interventions.

He notes how the Chairman, when opening proceedings, had read several pages of the half-year and quarterly reports too hastily, making it impossible for the attendants to take note of the information.

He asks to learn the date of approval of the half-year report by the Board of Directors, and bearing in mind the comparison with Enel made during a shareholder's previous intervention,

[4] Consolidated Finance Act.

recalls that in 1999 Enel shares were purchased at Euro 4.3, followed by a reverse split-up that increased the price to Euro 8.6; the current offer of Enel shares sets a price of Euro 6.6.

Mr. Camerini goes on by conveying his appreciation to the Municipality for having delegated its budget manager to attend in the shareholders' meeting, since, in this capacity, the representative of the Municipality can express his opinion on the half-year report being discussed in today's meeting, as minority shareholders do. Besides, the shareholders' meetings of ACEA are usually attended by the budget officer of the Municipality of Rome, who normally conveys the views and considerations of the Municipality itself.

In regard to the point on the agenda, Mr. Camerini firstly notes that, at page 8 of the report, the quotation of the stock stood at Euro 1.49 as at June 30, 2004, showing an increase by 1.1% with respect to December 31, 2003, while the Mibtel index showed an increase by 6% for the same period. He then adds that the quotation had suffered the delays in the sale of a further share packet by the majority shareholder. For his part, he wishes to add that the claim to maintain certain privileges in the Board of Directors, even when no longer possessing absolute majority, thwarts the opportunities of further operational development of AEM.

The case regarding the appeal filed by several shareholders with the *TAR* and their submitting it to the European Court of Justice, he continues, brings no benefit at all to the quotation. Recalling and sharing the remarks voiced by Mr. Trevisan as to the risks deriving from the matter at issue, he states that this case risks jeopardising the former excellent results, since it could block the entry of minority shareholders that are both qualified and beneficial to possible future developments. The progress in the privatisation process of AEM, if effected under normal circumstances, could have allowed the entry of other qualified partners in the body of shareholders, such as industrial or financial groups, who could have taken part, with their presence in the Board of Directors, in projects beneficial to the further development of the AEM Group. This was the case in the privatisation of other companies, with benefits conveyed through new ideas and synergies, and through the stock's quotation.

Mr. Camerini adds that the stock market could have benefited from the extra-amount of floating securities. Now it seems that the matter has to await the excessively long time requirements of justice, while the Board of Directors has no idea who will be the body of majority shareholders to set future strategies, a point that is rather relevant, since, it being understood that the utmost freedom of the Board of Directors in management strategies remains unscathed, likewise, it is a fact that the major strategies must originate in the indications conceived by the majority shareholder. In this regard, he asks what are the initiatives that could be adopted by the Board of Directors to facilitate the further

privatisation over time, stating that he understands that the Board of Directors itself, appointed also and primarily by the majority shareholder, is reasonably torn between its duties to adopt decisions that may benefit the Company's management, and other decisions, such as the Municipality of Milan's, which undoubtedly bridle its development.

Mr. Camerini adds that the half-year results appear, all in all, positive, though showing a drop in the percentage of a few revenue figures. The statement comparing figures related to the 2003 and 2004 half-year reports shows an increase in absolute terms, but a decline in the percentage increase, regarding both gross operating margin and other ratios such as operating results, ordinary and pre-tax profits. The only percentage figure showing an improvement is the staff costs/revenues incidence, indicating that the measures adopted on staff have helped diminish their costs. All these figures prove that the increase in operating results has slowed down on the first half of 2003: he asks the reasons for these results and what elements gave rise to the considerable increase in the provision for risks, passed from 4.9 million Euro in the 2003 half-year report to 9.8 million Euro in the 2004 half-year report.

Mr. Camerini finally recalls that the press had mentioned news of the project to set up a large-scale regional hub of Lombard utilities. He asks what was the Board of Directors' relevant opinion on this project, and the impact on AEM's management strategies following the implementation of this regional project. The creation of a holding, he states, may imply restrictions for the sub-holding companies, who must comply with Group strategies, thus compromising the freedom enjoyed so far by AEM.

Mr. Rizzo firstly conveys his satisfaction for the course of the discussion, which makes up for the lack of information of the report prepared for the shareholders' meeting. In such a moment as today's (and, on the other hand, half-year reports are prepared for this purpose), the need is to know what projects lie ahead and what strategy will be adopted by the Company. No mention has been made so far in this regard, since the shareholder has no knowledge of the Company's intentions. He recalls that the press mentions several options, scenarios and directions, but what AEM lacks - which is the reason for its current weakness - is a strategy with clear goals. He stresses that is not able to make out the objective of the Company, which appears to be bogged down with the load imposed by the municipal Administration, whose sole intention is to cash in by selling off part of its shares, regardless of the Company's fate.

In the face of the considerations that see AEM's performance positive, in his view, one must consider the yardstick used to express such an opinion. For instance, AEM is undoubtedly a first-class company, but its presence in the ongoing debate on the reorganisation and

management of electrical energy in Italy after privatisation is null. Mr. Rizzo recalls that a large-scale project had been conceived to create a hub of former municipal enterprises in northern Italy with the aim of establishing the second-largest private electrical energy operator, a project that has gone lost as has a golden opportunity. Metaphorically speaking, he adds, it's as if AEM were a winning team because it ends up winning all the amateur championships, while others play in the Premier League or in the European cups. Being successful in managing a company that gives up and refuses to play the major matches, says Mr. Rizzo, is not a pleasant prospect, nor is it respectable for the Board of Directors of AEM. In his opinion, the Company's deadlock is imposed by all those circumstances he had formerly underscored during the previous shareholders' meeting and today highlighted by others. He recalls that during the previous shareholders' meeting, when many had voiced their support in favour of the directors, he had requested explanations from the Board of Directors on the strategies being adopted, since they appeared to clash with the minority shareholders' interests.

He feels bitterly disappointed by the fact that those who had then supported the directors now refrain from speech, probably because the mission is considered accomplished.

He then considers worrying the absence of the Municipality's Councillor in today's meeting and conveys his esteem to the attending representative of the majority shareholder, but stresses that the attendance of the party most concerned, that is, the Councillor, would have been more desirable. Besides, this is the first time he witnesses in a shareholders' meeting of a municipal enterprise the absence of the competent Councillor, an absence that indicates the wish to wait and see what happens and not take on too many responsibilities. During the shareholders' meeting, the Councillor should and could have illustrated the Administration's strategy on the Company. Referring back to a previous intervention, he expresses his doubts as to the fact that the Municipal Administration is interested in having minority shareholders who bring their own contribution to the company. Rather, the "wildest of dreams" could be to maintain the freedom to choose who to deliver the Company to, a dream which should have come true by still holding 51% of the capital, and without implementing the transactions made, which, in his view, brought the Company "to its knees".

Mr. Rizzo therefore invites the attendants to reflect upon what has been effected, noting, broadly speaking, and although not being an advocate of the theory that states that the market is always right, that the market really counts for listed joint stock companies. Now if we examine the performance achieved by all the other electrical energy companies, also the smaller ones, why is it that AEM shows the worst figures? The answer cannot lie in the fact

that AEM has a majority shareholder possessing 51% of the votes, since the companies which recently posted the best performances are those whose shareholders have declared their intention to keep the absolute majority of the share capital, while seeking financial and industrial partners who work and contribute to their success.

He therefore invites the attendants to ponder on this "lesson", which proves the fallacy of the theory that the mere prospect of selling shares helps a company soar. In cases where the majority shareholder has declared its intention to keep the absolute majority, this has been considered by the market as being an act of faith towards the company and towards the invested capital, and has made it possible to ask other parties to share in the burdens and responsibilities in search of better prospects for the company itself. Instead, the municipal Administration of Milan has demonstrated with its conduct not be really keen on these strategies and to be interested solely in cashing in. However, the market is well aware of this attitude since it is crystal clear that the intention to sell shares only to gain cash debases all the Company's shares. The shares held by the shareholders, therefore also those held by Mr. Rizzo, currently have a value lower than the value recorded prior to the transaction of the Municipality, as he had formerly mentioned during previous shareholders' meetings.

Mr. Rizzo stresses, in this regard, that these very considerations led him to refrain from casting his vote when appointing the secretary, such abstention being far from indicating any lack of respect whatsoever for the secretary himself. During the past shareholders' meeting, he had asked to place the utmost attention to the proposed amendment to the by-laws, requesting the Court to judge the compliance of the resolution with the European regulations. Said invitation was not acknowledged.

Continuing his remarks on the recent amendment to the by-laws, Mr Rizzo states that more caution would have been preferable, while the Board of Directors should have shown a greater degree of independence, thus safeguarding the interest of all parties, in particular, of small shareholders. In fact, in the Board of Directors of AEM sit several independent directors whose specific duty is to safeguard the small shareholders.

He sincerely hopes that the question be picked up again today and repentance be demonstrated, even though not in public, but in the appropriate jurisdictions, thus preventing any waste of time resorting to courts where, he says, the Administration will surely turn out a loser. Never has the European Court waived its principles and prerogatives, and today, it has been called to judge on the safeguard of competition Europe must guarantee. Hence, the outcome of the dispute is self-evident. Persisting with the resort to court, or worse, with the intention of placing the shares on the market with a dispute pending, would harm the

Company, a circumstance which the Board of Directors and the Board of Statutory Auditors should carefully weigh.

Mr. Rizzo then dwells upon several figures in the half-year report, asking, in particular, whether Cassano's situation is so rosy as they say it is. He declares not to quite understand if the 400 Megawatts indicated are thermal or electrical: in the latter case, AEM then produced double the amount of kWh indicated, and, therefore, he fears that the power station produces half the power stated. Hence, he asks to learn the actual kWh produced and explanation on the plant's working effectiveness.

He goes on by asking, in regard to page 10 of the report, how were the resources deriving from the issue of debentures used, stressing the discrepancy in the amount of liquidity indicated at page 13: in fact, liquid assets totalled 27.7 million Euro as at June 30, 2004, while they totalled 626.4 million Euro as at December 31, 2003, even if the issue of debentures had not yet been completed.

In regard to the debenture loan, he notes that the report mentions appropriate financial strategies aimed at transforming the fixed rate: therefore, it appears that, no sooner had the debenture issue been completed, the Company had tried to change its procedures and characteristics. He requests further relevant explanation.

He also mentions to have gathered, as municipal councillor, that project costs are expected for a museum in the Bovisa area, which is quite astonishing for him, and asks what are the activities actually planned, since that area needs reclamation, rather than museums planned, which should be, instead, fostered by the municipal Administration.

Mr. Rizzo again recalls how the Municipality mentions AEM repeatedly as if it were "its belonging". Although this attitude may be considered a sign of "affection", a feature that appears quite questionable is AEM's large number of sponsoring of the initiatives of the municipal Administration itself. In this connection, he recalls the heralded sponsoring of the renovation of the Spanish walls, a work which the Municipality of Milan announces as its own, then pointing out that it involves AEM's sponsoring. He then asks by whom, how and when are these initiatives adopted, as well as the general situation of the sponsoring of AEM over the past six months, asking if these initiatives are consistent with the actual interests of AEM or if they are, indeed, transactions made to the benefit of other parties.

As for the telecommunication networks, he notes that page 36 of the report states a growth in the sector; he then asks who benefited from this growth and if AEM already has its own client portfolio.

In regard to Metroweb, Mr. Rizzo points out that most of the resources available (allegedly deriving from the debenture issue) have been committed to pay back the debts of that company. He then asks the amount of these debts, if still outstanding, if they were common knowledge at the time of the Fastweb/Metroweb share swap, if these aspects had been settled or not at the time, and if AEM is convinced it has played by the rules in this case. Having recalled the times he had requested details on these matters, he stresses that Metroweb currently needs further clients compared to Fastweb, and asks whether the company depends only from Fastweb or less. Referring back to Metroweb, he also recalls that the company's rentals amount to Euro 25,047,000.00, and asks their amount in 2003 in order to understand whether the rentals have increased or less. If Metroweb fails to gain other clients, he adds, the company is bound to face great hardships, given the 4% drop recorded in net sales.

In regard to e.Biscom, Mr. Rizzo points out that AEM has chosen the anticipated conversion of its shares. Anticipated conversion is usually made to resell and exploit the market upswing: he then asks the reasons why AEM did not sold shares when they were worth Euro 50-53-54, at least gradually so as to prevent a sharp drop in the share price. In this connection, he adds that he is certain that other private shareholders took advantage of this golden moment of the market to sell e.Biscom shares, perhaps even selling stock options or shares held for other purposes: he fears that AEM, by acquiring and keeping hold of its shares, has managed to "stand" these transactions, expressing his doubts as to whether the public interest in general, and AEM's interest in particular, had ever been pursued in this case.

Mr. Rizzo continues voicing his remarks, in regard to Zincar, that a plant in the Bicocca area had recently been inaugurated "in full trim" and three days later dismantled. He stresses that at least the costs for the inauguration could have been spared, and asks for explanation on the developments of that matter. Broadly speaking, he expresses his strong support to projects in the renewable energy field that guarantee energy saving, but expresses his fears that these projects are considered mere "trinkets". He hopes that the works commenced do really have a meaning and are spared from closure three days after inauguration.

Dwelling on the staff issue, he expresses his disagreement of staff cuts in general. While some say that these decisions help increase the value of shares, he believes that, in order to grow, a company needs also to increase, rather than cut, staff; besides, the richness, the charm and the affection AEM used to arouse in the citizens of Milan also rested on the important employment opportunities it represents for the city. He therefore disagrees with the positive remarks held on page 72 of the report on staff cuts.

Referring back to a point already discussed in previous shareholders' meetings, he recalls that the transfer of AEM's security guards through the disposal of a branch of business was censored by the courts: he asks if answers have been given on the subject, or if some form of criticism has been raised for having effected such an inappropriate transaction: in any case, his invitation is to avoid repeating such transactions in the future.

Mr. Rizzo then moves on to discuss the point regarding energy saving, expressing his gratitude for the detailed summary of the relevant regulations contained in the report. However, no mention is then made of AEM's actions. He therefore asks whether the Company has implemented the energy saving projects in order to comply with the law applicable to the companies with consumers above a specific amount, or if energy efficiency certificates were acquired from other parties. He stresses that the question aims at understanding AEM's energy saving strategy, and if AEM actually places confidence in energy saving or less.

As for treasury shares, by recalling the report's figures, Mr. Rizzo requests detailed information on transactions implemented on these shares, particularly on the actual moment these transactions were implemented, his fear being that said transactions, which are functional to AEM's psychological support and to its image, were carried out concurrent to the discussions held in the Town Council on the sale of AEM shares. He then asks information on the Company's general strategy as to the use of treasury shares, and if, for instance, it intends to keep them and then swap the shares in the future. This information is extremely useful, he stresses, since the purpose of a half-year shareholders' meeting is to inform shareholders on the Company's strategies and plans. He then asks if any interference has been reported between the treasury shares transactions and the debenture loan, how were the treasury shares acquired and where were the relevant resources raised, noting, however, that only acquisitions seem to have been made.

The last point Mr. Rizzo intends to discuss is the dispute with the European Commission mentioned at page 149 of the report he received. The report specifies that "it is possible, but not probable that said transaction may carry consequences on the company." He then dwells on the two terms ("possible" and "probable"), asking their actual meaning, and what chances are there that the consequences may actually occur. The document makes no mention of the potential damages to the Company arising from loss and omission, in his view, unacceptable. Even if there were to be a 1% chance of losing, he stresses, in any case, both the directors and shareholders should be informed of the relevant dangers. Besides, this case proves the inappropriateness to face further disputes with the European Community, since far too many

proceedings would be rather improper. Recalling how the outstanding dispute with the European Community had been clearly outlined also in the Municipal Committee's report, he invites the Board of Directors and the Chairman again to elucidate the risks associated with this situation. He finally adds that, in his capacity as municipal councillor, he has always censored the transaction being disputed, a transaction made subsequent to the sale by the Municipality of 49% of the AEM share capital, with the following distribution to other parties of 49% of the profits gained from the transaction. If the transaction had been carried out when the Municipality was still the sole shareholder of AEM, he notes, maybe today the Municipality itself would no longer require the resources it appears to actually need.

Mr. Ceola, after underscoring the importance to re-examine the special powers, asks for details on the purchase contracts of electrical energy entered into by other European distributors and how were said contracts executed. Moreover, he notes that page 39 mentions several decreases in the tangible assets and asks how to take part in the purchase of assets, in particular immovable assets, disposed by the Company.

First of all, Mr. Viscardi, holding 2,500 own shares, mentions he recently heard news on TV of a plant based in Sermide, and requests that information be provided as to the relations between AEM and this plant. Secondly, he asks details on the situation of the Company's net equity, and whether a capital increase is to be expected.

Finally, recalling how the press keeps mentioning news on the probable and presumed sale of the Municipality's shares, he asks, should the sale actually occur, if the current shareholders will be eventually preferred when shares are placed.

Mr. Cogliati, holding 30,000 own shares and 10,000 shares by proxy, in connection to the news held at pages 42 and 77 of the Report, asks for details on Energheia S.r.l. and Mestni Plinovodi, often mentioned without there being any relevant information. From what is gathered at page 49, he notes that in all financial statements, receivables from the controlling entity tend to increase, producing the relevant provision. He asks whether it would be preferable to reach an agreement with the controlling entity in order to set a limit to the debt and obtain the payment, since resorting to banks without there being any funds available implies incurring costs.

Page 57, continues Mr. Cogliati, shows a provision for specific risks of Euro 1,391,000.00, of which Euro 10,382.00 for disputes with the personnel and other risks: he wishes to know the relevant percentage represented by these disputes.

Finally, he asks which are the financial strategies mentioned in page 65.

In regard to the organisation of the corporate secretary's office of the Company, Mr. Armentano by recalling the legal remarks voiced by Mr. Trevisan, stresses that the bottom-line of the matter is the attempt by the "masters" to cling on to their powers. The legal, political and social strategies actually appear to satisfy these purposes, to the detriment of the small saver who is prevented even from understanding the situation. If, instead, liberal ideas are shared, as the municipal Administration would prefer to do, one must continually interact with all parties and not be so narrow-minded.

He then asks the Chairman if the Company still suffers the weight of trade-union power or pressure from the *Lega Nord* political party or if it can actually consider itself to be an open company.

He then expresses a few views on the climate currently pervading Milan and on the closeness felt by its citizens, again asking if the management of AEM is actually a free and competitive management and not the battleground for power skirmishes.

He notes that AEM's financial statements, even for the lay-man, shows an extremely healthy company with a debt/equity ratio of 0.50. Yet, he stresses, the stock value appears unable to move upwards, so he demands an explanation from the Chairman.

He ends his intervention by calling again for a free and competitive management of the Company.

There being no other shareholder requesting to take the floor, the Chairman moves on to provide the following replies.

He firstly expresses his gratitude to shareholder Fragapane for his satisfaction for the Company's business trend, deferring the determination of the dividend to the next shareholders' meeting called to pass the financial statements.

As for the remarks expressed by Mr. Graziosi and by others on the cabling of Milan, he stresses that this was, indeed, an extremely important venture for the city. The news appearing on several papers stating that the mayor Albertini allegedly declared that the municipal administration had performed the cabling, is, all in all, barely relevant to AEM. Instead, he notes that the cabling was finally accomplished and represents an extremely important work providing the city with a leading-edge facility which will benefit many, not only the city in itself.

In regard to the comparison between average revenues per kWh of Enel (Euro 0.146) and AEM (Euro 0.08), the Chairman stresses that these figures are hardly comparable, since the current market prices differ significantly depending on the single productive units. He recalls, by way of example, that the price "at the door of the power station", with a so-called flat

diagram unfound in nature, but used as a reference index of prices, was fixed by Enel for 2005 at roughly Euro 60 per MWh, against a price of approximately Euro 52 per MWh established for 2004: these prices, he stresses, differ a great deal from those mentioned by the shareholder.

He then continues by stating that the figures Mr. Graziosi referred to are probably affected by the fact that distribution activities produce quite sizeable profits, which do not turn into margins, since they become purchase costs for raw materials: hence, they cannot be accounted for when fixing the average values. In any case, the information gathered by AEM shows, without a shade of a doubt, that for equal products, the Company gains revenues equal or higher than those posted by Enel. Instead, different products are sold at different prices.

He then dwells upon the amortizations, recalling that there are economic and technical amortizations referring to the residual useful life of the asset, and "fiscal" amortizations, which have different rates with respect to the former amortizations. AEM's amortizations are of the economic and technical kind, the Board of Directors from time to time establishing the residual useful life of its assets.

In order to actually compare the AEM Turin and AEM Milan shares, adds Mr. Zuccoli, one would have to start from the opening stock price. With this view in mind, the opinion expressed would differ a great deal from the view of shareholder Graziosi, since the historical trend of the AEM Turin stock share appears to less positive than AEM Milan's. Besides, the comparison between the price of the shares cannot obviously disregard the nominal value of the share. Since the nominal value of AEM is Euro 0.52, the stock seems to be quoted at triple its nominal value.

Continuing with the replies to the shareholders who took the floor, the Chairman stresses that AEM has in no way sold any shares acquired. The acquisitions were made with the strategic aim to possess the necessary means for future alliances and to have an instrument for market stabilisation. In answer again to the questions raised by Mr. Graziosi, the Chairman also points out that the heat selling activity - carried out for the AEM Group by the subsidiary AEM Calore & Servizi S.p.A. - entails an industrial strategy that differs depending on each operator. In some cases, said activity is performed autonomously, selling, for example, hot water only. In other cases the companies provide related services. This is the case of AEM Calore & Servizi S.p.A., whose turnover combines the sale of heat and the supply of other kinds of services. The purchase of fuel depends on the combination of activities performed, since said purchase is justified by the joint supply of heat and services. The purchase of hot

water in itself is performed by the Group company AEM Trading S.r.l.. To end this point, the Chairman underlines that, as far as the results of heat sale are concerned too, the figures put to comparison mentioned by the shareholder Graziosi are not so easily comparable.

In regard to requests conveyed to the Board of Statutory Auditors on the amendments to the by-laws passed on April 29, Mr. Zuccoli recalls that the Board itself had already delivered its report on the matter in a file distributed some time ago in a shareholders' meeting.

As for the matters regarding the amendment made to the by-laws repeatedly discussed, he firstly recalls that this amendments was resolved upon by the shareholders' meeting with a 60% plus majority. The *TAR* of the Lombardy Region subsequently suspended the validity of the resolutions adopted by the Town Council, which had also passed the proposed resolutions on the new method to appoint directors provided for by the by-laws themselves. The Council of State then rebutted the *TAR* decision and considered good the resolutions adopted by the Town Council, hence the resolution on the article governing the appointment of the members of the Board of Directors of AEM from both a national and EC law perspective. The *TAR* of the Lombardy Region then referred the case to the EU Court of Justice. The reasons for the remittance are not so much the amendment to the By-Laws of AEM in itself, as, broadly speaking, the compliance of Italian laws applied to the new article of the by-laws with European legislation. It was for these very reasons that the *TAR* suspended its ruling and referred the case to the Court of Justice, a case which is not only specific to the By-Laws of AEM, but also encompasses a broader scope. As far as the Company is concerned, it cannot but acknowledge the situation and await the pending judgment.

In any case, stresses the Chairman, it appears clear that in a shareholders' meeting, the Chairman of the Company or the Board of Directors cannot and must not voice its opinions on complex legal matters on which authoritative jurisdictional bodies such as the *TAR* of the Lombardy Region and the Council of State, and also well-known jurists, have expressed opposite views and conflicting opinions.

As for Mr. Camerini's remarks, the Chairman firstly apologises for his inaudible reading of the half-year report: in any case, all the attendants have received the documents, thus making the figures more understandable. The results as at end September are included in the press release made available to all shareholders when exiting the hall.

In regard to the price of the AEM share, he remembers that when the stock was listed on the Stock Exchange in 1998, the price per share stood at roughly Euro 0.86. In the current month, the value is around Euro 1.6/1.64, that is twice the initial one.

Recalling how the half-year report specified that the stock had been badly affected by the uncertainty regarding the timetable for a possible sale of shares by shareholder Municipality of Milan, he stresses that never had the mere fact of effecting the sale been unfavourably considered: it is the uncertainty of the sale, not the sale in itself, he stresses, that may produce problems on the market.

The main indicators of the half-year report, continues the Chairman, are all on the rise: in the first half of 2004, turnover increased by 31.4% (34.9% in the first half of 2003), the gross profit increased by 21.4% (72.1% in the first half of 2003), EBIT increased by 26.6% (106.3% in the first half of 2003). In absolute terms, these figures are extremely positive. The 2003 results had been able to enjoy an extraordinary event such as the acquisition of the Enel network of Milan, following which AEM had doubled the net sales in distribution.

More broadly speaking, he expresses the need to assess more serenely than in the interventions AEM's achievements in strategic terms. Since 1997, the Company's indicators have been constantly and strongly on the rise, more than reported for other comparable companies. Both the mentioned acquisition of the network of Milan and that of the largest of the three Genco of Enel have been effected to pursue a winning strategy. Enel, he recalls, had decided to sell three plant-owner companies: AEM jointly took part in the acquisition of the largest of the three, operating throughout Italy. Hence, it would appear unfair to state that AEM was unable to seize the opportunities to cross the borderlines of Milan.

The provision for risks, stresses the Chairman in reply to Mr. Camerini, in the 2003 half-year report, amounted to Euro 3.8 million, with an incidence of the equalisation value for distribution activities amounting to 3.1 million Euro, with several provisions for hydroelectric rentals in the Valtellina area, and other smaller ones related to Plurigas. During the first half of 2004, the provision for risks rose to 8.7 million Euro, with an increase in the foregoing equalisation reaching 4.5 million Euro, with an allocation regarding Plurigas for 1.4 million Euro, arising from a dispute with the warehousing manager, and with a provision of 2.3 million Euro for sickness benefit requested by *INPS*[5], which AEM had always refused since the Company paid the sickness allowance directly to the employee. Several instances of the proceedings instituted for the case had been favourable to AEM, but the Court's final ruling was against the Company, therefore, a new provision was made.

The Chairman ends his replies to Mr. Camerini reporting that the Board of Directors has still not expressed its opinion on the so-called regional plan, which has only recently been

[5] *Istituto Nazionale di Previdenza Sociale* = Social Security Institute.

submitted to the attention of the Company. Hence, no sensible consideration can be made on the project at this time.

Moving on to the observations made by Mr. Rizzo, Mr. Zuccoli stresses that AEM's sponsoring is mainly located in defined local areas, where the Company has commercial and market interests. These areas mainly regard the municipalities of Sesto San Giovanni, Cinisello Balsamo, Segrate or Milan, besides the areas of Valtellina and Cassano. AEM's commitment in said sponsoring is not particularly significant in percentage terms compared to other operators; one needs only to walk across Milan, he adds, to realise that a competitor of AEM's has committed itself in an extremely challenging and costly campaign to promote the sale of gas here. Instead, AEM places greater attention to said costs, intervening only in local areas where substantial commercial interests are feasible.

Referring back to AEM's performance ratios, he stresses once again that, despite the lower percentage growth compared to other operators, one cannot merely restrict the comparison to the results achieved as from January 2004. What's more, some of the rival companies had started their listing at a specific price, later recording an extremely lower value. However, the critical remarks and observations made on the Company's performance will undoubtedly be acknowledged by the Board of Directors as a spur to work in a more profitable way.

As for the volumes of kWh produced, the Chairman notes that the Cassano power station produced less volumes for two reasons: firstly, Group 1 was forced to suspend activities for a while owing to extraordinary maintenance. Concurrently, around the end of August, activities were also suspended at Group 2, in order to gear up for the so-called phase 3, meaning the installation next year of the second turbo-gas on line 2.

As to the use of the liquid assets originating from the bond, Mr. Zuccoli specifies that they have been utilised to restructure the debt, thus significantly extending the expiration and then guaranteeing a significant advantage in terms of rating, deriving from the fact that the situation is much more stable, since AEM has no more short-term debts, but only medium- and long-term debts. Therefore, the dynamics of the liquidity has been the following: 626 million Euro as at December 31, against a residual amount of 28 million Euro as at June 2004. The differences has been used to reduce the bank debt, the payables to other lenders, to purchase treasury shares for 27 million Euro. Moreover, there has been a formal reduction of the liquidity due to the conversion of the e.Biscom bond into shares, while 72 million Euro have been used to finance part of the investments and of the change in the current assets.

As for the bond structure, the Chairman recalls that the bond was issued at a fixed rate as demanded by the market. This option represents, under certain aspects, an unquestionably

beneficial decision, given the guarantee the fixed rates offers. AEM subsequently managed to bring home a highly profitable transaction, by introducing, through a hedging mechanism, such certain elements of rate variability as to enable the Company to pay out less. Hence, a fixed rate offers assurance to investors who have purchased the bond, while, on the other hand, through financial engineering instruments, the Company has managed to cut down the expected outlays in terms of rates.

Moving on with his replies to Mr. Rizzo, the Chairman dwells on the mentioned inauguration of the hydrogen distributor, recalling that the ceremony was sadly marked by a rather unpleasant moment of demonstration, but, he stresses, he agrees with Mr. Rizzo on the strategic importance of using hydrogen instead of oil, an option that immediately caught on in other cities. Such an importance amplifies the regrets for the unfortunate circumstances, although this must not affect the strategies involving the exploitation of hydrogen, a resource which is paramount for the future of our planet. In the matter at hand, however, it was commonly known that the distributor was to be dismantled, that not being its final location. The intention was to foster an event to demonstrate the feasibility of the transaction. No costs were incurred by AEM for the sponsoring of the event, while the plant, which has been currently transferred inside the station, will be later moved back into a municipal area near the Bicocca area, the aim being to conclude the transaction by the end of the year. In any case, two vehicles have already been converted to run with hydrogen, while others will be in the attempt to give more drive to hopes associated with this alternative form of energy. The initiative, stresses Mr. Zuccoli, was performed in good faith, bearing in mind that the distributor would have been eventually relocated. Perhaps the initiative had been given far too much weight in coincidence with other events or in consideration of other requirements of a political nature.

As for the staff issue, the Chairman stresses not to be proud of the cuts for the AEM staff. He is proud, though, of the fact that the AEM Group, on the whole, has still not cut staff to date, and proud to be able to state that AEM is nearing the 3,000 units, while three years ago the headcount amounted to roughly 2,600. Further pride and joy lies in the fact that such an entity as Fastweb has recruited a great deal of young graduates, engineers and technicians, with the staff today made up of over 2,000 employees.

In regard to energy saving also mentioned by Mr. Rizzo, Mr. Zuccoli recalls that for production activities, unlike distribution activities, the Company resorts to the green certificates issued from the Kyoto Protocol. The Company is extremely committed in this regard, since it has invested heavy sums in the hydroelectric field. Perhaps it will be AEM's

turn in 2005 to sell green certificates to others. Investments are currently geared to district heating, a field which implies the use of a specific plant certified by green certificates.

As for energy saving in distribution, the current situation does not appear to be quite positive. Losses are extremely low, so triggering energy saving mechanisms appears extremely hard. However, the Company and its technicians are devoting their best efforts to the issue.

The number of treasury shares in portfolio, continues the Chairman, was equal to 18 million in June 2004, all of them purchased between January and April. In August, further 1.2 million shares have been purchased; the average purchase price has been equal to Euro 1.53.

In connection to the remarks made again by Mr. Rizzo on the use of the terms "probable" and "possible", the Chairman confirms that the Company deems the tax recovery "possible". Since it cannot be quantified, it is not deemed probable, otherwise, if it had been quantifiable, the Company would have made the relevant provision, which is totally out of the question at this time. The quantification cannot be made to date since AEM believes that, in this specific case, no state aid had been granted at the time, since most of the resources had been allocated for he Municipality of Milan, and since the mechanism being disputed is specifically detrimental to the companies that have transformed in joint-stock companies before 1999, not those transformed after that date.

In relation to Metroweb, Mr. Zuccoli specifies that the debt of Metroweb totalled 212 million Euro at the end of 2003, while it totalled 240 million Euro at the end of June 2004. The decision was taken to settle the 2003 bank debt as it was too heavy. In fact, even following the bond issue, the AEM Group's ability to be granted funds at lower costs remained evident, therefore, there was no sense for Metroweb, 100% owned by AEM, to continue paying more money than due.

As for the remarks made on procedures by Mr. Zangari, the Chairman stresses that all procedures have been duly complied with. In fact, the Board of Directors called the shareholders' meeting through notice published on the Official Gazette defining the agenda. Said agenda obviously did not include any kind of vote or resolution, so no documents were prepared for the purposes of deliberation. Besides, it is common knowledge that the present meeting has been called for the sole purpose of making the half-year figures available.

In regard to the requests and observations made by Mr. Buzzi, he points out that the ISTIFID report will not be attached to the minutes since it has been filed with the Company and brought to the knowledge of the Board of Directors and of the Board of Statutory Auditors as evidence that the register of shareholders has been duly kept. He also informs all shareholders, for information sake, of the report's findings: "ISTIFID S.p.A., whereas the

shareholder's objections refer solely to the recordings made immediately after the Offer for Sale, has made clear that should there not be a capital increase, the issuing company discharges only the preliminary dematerialisation fulfilments in the name of the shareholders who intend to publicly sell their shares, and that, in principle, there is no mandatory obligation to enter the name of purchasers in the register of shareholders. Hence, the documents for the foregoing recordings were only those regarding information sent by the underwriting syndicate, the sole party in charge of the control and verification of the identity of those purchasing the shares."

In regard again to Metroweb's situation, he points out that the 2003 loss relates to the debt restructuring, as earlier mentioned, after the bond issue which entailed payment of the debt unsettled at that time.

As far as the purchase contracts with other European sellers (Ceola) are concerned, the Chairman recalls that AEM has no purchase contracts with European distributors, save for some small purchase on the European energy flat band platform. The costs on the European platform are notoriously lower than the costs existing in Italy, since in Europe either nuclear energy or coal is used for production. The decrease in fixed assets (Ceola) is ascribable to the disposal of buildings located in Via Caracciolo, which produced a gain of 10.1 million Euro.

Sermide, continues the Chairman in replying to Mr. Viscardi, is a power station owned by Edipower, of which AEM holds 16% and a right of use 20% of the installed capacity. He then points out that no capital increase is expected at this time, given the positive financial situation and there being no conditions to propose such a transaction to the shareholders.

Replying again to Mr. Viscardi, Mr. Zuccoli finally points out that he has no idea of whether benefits will or will not arise for the current shareholders out of a hypothetical disposal of shares by the Municipality. Should the amount of floating securities increase, this will be warmly welcomed by the market.

As for financial strategies (Mr. Cogliati), he points out that the Company intends to maintain its rating, which currently stands at "A". This allows the Company to subscribe loans at lower costs and to resort to the market with less effort, should there be the need. He recalls that the average maturity of AEM's current debt is medium-long term, unlike in the past years. Moreover, the Company has hedged the risks related to changes in exchange rates, opting for the "collar", meaning a predetermined range where market opportunities can be seized with no further risks involved.

To conclude, as far as Energheia is concerned, Mr. Zuccoli confirms that AEM actually sold its interests, since the projects it had hoped to achieve failed to come off, meaning the grant

of the building permit, withheld for reasons of environmental pollution. Accordingly, the company cashed in the sum earlier invested, inclusive of interest (approximately Euro 240,000.00).

The Chairman ending his replies, Mr. Graziosi takes the floor for a further reply. Recalling the Chairman's statement that the cabling of Milan is to be considered a beneficial work, as was the case, he recalls, for the Cathedral, built thanks to the funds from several patrons, his question is whether the shareholders are to be likewise considered the "patrons" of the cabling of Milan, or if this operation was performed also with an eye to profits.

Secondly, referring back to the comparison with the figures contained in Enel's offering circular relating to the revenues from the sale of electrical energy on the captive and open markets, Mr. Graziosi notes that said company, maintaining the captive market, manages to post considerable profits by acquiring energy directly from the producer.

Mr. Fragapane states he lays no claim to meddle with the management of the Company, but to be interested, as a minority shareholder, in the dividend, and refers back to the former dispute between AEM Milan and AEM Turin. Since he too holds AEM Turin shares (though the amount of AEM Milan shares held are far higher), he points out that, in the past financial year, AEM Turin had distributed a dividend of Euro 0.35-0.36, and AEM Milan a dividend of Euro 0.50. In the light of these results, his only hope is that, in the next financial year, the difference in terms of dividend distributed by AEM Milan and AEM Turin can further increase, to the benefit of the shareholders of the former company, hence to his benefit too.

As for the remarks formerly expressed by some on the failure to promptly sell treasury shares, Mr. Fragapane stresses that, if the Company were to frequently trade treasury shares, he would indeed be worried since the engagement in financial speculations may produce nasty results.

He ends his intervention by pointing out that his investment in AEM regards the industrial, rather than the commercial performance of the Company, although his hopes are for positive results on the commercial side.

Mr. Trevisan takes the floor for a short reply to point out that, in regard to the Chairman's statement on the ruling of the Council of State to deem good the resolutions that had been challenged, the Council of State had not actually deemed good said resolutions, nor could it have, since the *TAR* had merely acknowledged a request to suspend the resolutions. It was this very ruling to suspend the resolutions to be subsequently rectified by the Council of State. The ruling on the validity should have been adopted in trial proceedings yet to be instituted.

The Chairman, adds Mr. Trevisan, has also stated that, given the current situation, he cannot express himself on the matter: if the situation were finally settled, the opportunity for the Board of Directors to adopt a similar final position would be agreeable, subject to the impossibility to predict the ruling of the European Court. On the contrary, he adds, if the situation were to still appear quite uncertain, and the Chairman's prudence in treating the matter leads us to believe that the situation is so -, it would be fitting, given that the Company is listed on the Stock Exchange and therefore needs assurances, not to entrust the European Court with the task of settling the dispute in an unpredictable length of time. In the light of these considerations, he stresses the opportunity for the Company to adopt a firmer position on the matter, hoping the majority shareholder shares the same view.

Mr. Trevisan then ponders on the basic significance of the discussion on the by-laws clause, stressing that either one believes that AEM has re-introduced a rule that had been repealed, at least for the part relating to local entities, or by sharing the assumption of the validity and full compliance with the law on special powers, one must acknowledge that, on the one hand, the State has restricted its possibility of directly appointing the members of the Board of Directors, recognising only the appointment of a member with no voting rights, and, on the other, it has, strangely enough, authorised local entities, which, despite their answering to general interests, are, after all, local entities, to depart from this rule. Mr. Trevisan deems that this discrepancy of powers between State and local entities should be taken as a starting point to meditate on maintaining uncertainties marking the current situation.

In this regard, the Chairman points out that during his intervention, he had never meant to give any preference either to the position of the *TAR* or to that of the Council of State. Broadly speaking, he stresses that in the case at issue, the Board of Directors had been and is more a passive than an active subject, since the amendment to the by-laws was passed by the shareholders' meeting.

As for the position of Mr. Barberis, attending the meeting, Mr. Buzzi points out that what he meant to uphold during his intervention in his regard was a lack of legitimisation, except under the circumstances that he were to deposit shares in his name, otherwise, he would deem the legitimacy of Mr. Barberis as being extremely doubtful: since he holds no post as officer of the municipal Administration, he states, it appears obvious that he lacks the capacity of representing the Administration itself and expressing an opinion in its name.

As for the ISTIFID report, he notes that the unread section is the most interesting part of the report since it contains ISTIFID's acknowledgement of the grounds of its observations and

expressly states to have put forward at least part of these observations without receiving any answer at all.

As far as AEM profits are concerned, Mr. Buzzi wishes to focus the attention of the attendants on the fact that, during the past years, significant portions of reserves had been allocated: hence, the amount received by each shareholder cannot be actually classified as operating profit of the year in which it was distributed. One must bear said points in mind since the Stock Exchange quotations are likely to take them into account too. He ends by stressing he had requested the reserve to be recorded in the minutes as was duly done.

First of all, Mr. Camerini thanks the Chairman for his replies which, however, often clash with his own views. He adds that no reply has been given on other points of his intervention: for instance, although it may seem trivial, he has received no reply as to the date of the Board of Directors' meeting called to pass the half-year report. He continues by stressing his eagerness to learn the opinion of the representative of the Municipality, acknowledging that the representative of the Municipality has not asked to take the floor, although being free to do so.

As for the matter regarding the appeal filed with the *TAR*, he remembers he had called the attention of the Board of Directors on the effects it could have produced, on the slowdown on the Company's development that could have arisen from the Board's failure to take a stand, in regard, for instance, to the involvement of new minority shareholders. He believes the Board of Directors, failing to express its views on this issue, shares the risk of a further delay, since - he presumes - it is convinced that the dispute at international level will be settled in favour of both of the Municipality and of the Company. From Mr. Trevisan's remarks, it is legitimate to believe otherwise: in the light of these considerations, his biggest fear is a further delay.

The Board of Directors' meeting, which passed the half-year report, he declares, was held on September 10, 2004.

Moreover, the Chairman, in connection to the remarks formerly expressed by shareholder Armentano, stresses that in the Company, there are no such current conditions as to lead to declare that the management and/or the Board of Directors is subject to decisions that are not its own or are not pondered, but rather the result of external pressure such as from the trade unions and from the *Lega Nord* political party to whom the shareholder was referring.

Mr. Rizzo expresses his gratitude for the answers given, hoping to find solace for those overlooked in the documents supplied or in further reports. In regard, for instance, to the

purchase of shares, his wish is to receive details on the days the transactions were actually implemented, details he deems legitimate and possible to receive.

He stresses how Mr. Trevisan's intervention was extremely to the point, since the Council of State had not actually declared the validity of resolutions, it being unable to do so since it had not been vested with the matter. But it had acknowledged the legitimacy of the *TAR* to judge on the matter at hand, thus adding more legal power to the judgment of the *TAR* itself. As the Chairman puts it, he stresses, for the time being, it is necessary to wait.

Referring back again to the issues raised by Mr. Trevisan, he asks why is it necessary to await the decisions by the Municipality of Milan, given that the Board of Directors is vested with the power to propose amendments to the by-laws whenever it wishes. If it is fitting to review certain rules, thus avoiding impediments, delays and lengthy waits, in the general interest of the company, the Board of Directors may propose amendments to the by-laws that prevail over said difficulties; the majority shareholder will then submit them to the Town Council to be authorised to vote. Hence, the Board of Directors, adds Mr. Rizzo, is not in the position of being unable to act: one must assess if whether its intentions are to do so or not. As already declared in the previous shareholders' meeting, Mr. Rizzo reaffirms it as being unfair to state that the Board of Directors' choices are bound to the indications of the Municipality of Milan.

Addressing Mr. Trevisan, he points out that the Town Council, instead, cannot easily change its decisions since the resolutions on the maintenance of special powers and the sale of shares were interlocked.

Mr. Rizzo, referring to the figures referred to in page 60 of the report, points out that the payables to banks are decreased by 213,081 thousand Euro with respect to the figure of the previous financial year, mainly due to the reimbursement of the payables of the subsidiary Metroweb in the first half of 2004. He asks for further information, since he does not understand how the Chairman has stated that the payables are increased.

The Chairman replies in order to recall that the indebtedness of Metroweb totalled 212 million Euro at the end of 2003, consisting of 154 million of payables to banks and 58 million of payables to the Parent Company. At the end of June, the payables totalled 240 million Euro, fully due to AEM, since it has been decided to repay the banks given the high costs of those payables and considered the possibility, for AEM, to receive money at lower costs. Moreover, following a further remark of Mr. Rizzo, he specifies that if no revenues have been obtained against the increased payables, this is due to the unavoidable time delay by which the revenues follow the investments.

Referring back to the question made earlier by others, he declares that he too would be eager to learn some details on the property not connected with corporate business, whose existence he was unaware of, and asks for explanation on the sale procedures of said property, in particular, if these sales are performed through public tenders or similar transactions, or rather to the discretion of part of the management, and, in this latter case, who are the parties that see to the transactions. He ends his reply by requesting that the answers not given in the shareholders' meeting be put in writing.

In regard to the property mentioned, he informs that the Company usually proceeds by ordering an evaluation; the various offers are then generally matched and if the property does not appear to be functional to corporate business, the Company then basically opts for its disposal. The offers, he notes, are gathered usually by resorting to notices on local newspapers, as was the recent case for the sale of property located in Tirano, the main purpose being to follow market demands and gaining the maximum results possible.

As to the revenues of Metroweb, the Chairman also points out their decrease from 2003 to 2004, essentially due to the reduction in the assets related to "other proceeds". Metroweb, in fact, effected interventions on behalf of third parties and then issued the relevant invoice, in addition to receive the revenues originated from the lease of the fibre owned by it. In 2003, the item referred to these last revenues exceeded 3.2 million Euro, while totalled Euro 155,000.00 in 2004. However, the activity in question offers very reduced margins: in fact, the value added has reduced to a clearly lesser extent, with respect to the turnover, as well as the gross operating margin. The Chairman specifies that the turnover has reduced by approximately 3 million Euro, against a reduction of the gross operating margin of approximately 1 million Euro. As far as the profit for the period is concerned, it totalled 4.6 million Euro in 2004, against 4.3 million Euro in 2003. Therefore, Metroweb is making profits. On the other hand, the Company has made profits in the broad band sector, unlike the other operators.

Having exhausted the discussion of the item on the agenda, the Chairman thanks those presents and declares the meeting closed at 1:38 p.m..

The Secretary   The Chairman